To:

RBSM, LLP

101 Larkspur Landing Circle, Suite 311

Larkspur, CA 94939

Dear Sirs:

I, on behalf of United Breweries (Holdings) Limited (“UBHL”), the majority shareholder of Mendocino Brewing Company, Inc., (“MBC”) confirm the following:

That UBHL are prepared to provide continuing financial support (working capital), purely on a need based structure to support MBC to continue as a going concern for the foreseeable future, subject of course to complying with any Indian Exchange Control / other Indian Regulatory Statues as may be applicable in the future in this regard.

That UBHL will provide financial assistance as may be required to enable MBC to meet its financial obligations and when they fall due.

I, confirm that UBHL has the requisite financial resources and that this support will continue through the end of 2014.

On behalf of the Board

Kaushik Majumder

Corporate Vice President - Legal and Company Secretary

Date: November 8, 2013